Law Offices

Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue NW, Suite 500
Washington, D.C. 20036
202.822.9611

March 14, 2014

VIA EDGAR

Mr. James E. O’Connor, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Nationwide Mutual Funds (the “Registrant”) File Nos. 333-40455 and 811-08495

Dear Mr. O’Connor:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485BPOS, which was accepted via the EDGAR system at 10:38 a.m. on March 14, 2014 (Accession No. 0001193125-14-099105).  The Amendment erroneously excluded the XBRL exhibits.  No securities were sold in connection with the offering.

Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of Registrant’s Amendment (Accession No. 0001193125-14-099105) filed under the EDGAR submission type 485BPOS.

If you have any questions, or require anything further regarding the request, please contact me at (202) 419-8429.

Very truly yours,

/s/ Peter M. Hong
Peter M. Hong, Esq.